UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2013

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On November 12, 2013, Luxoft Holding, Inc (the “Company”) issued press releases entitled “Luxoft Holding, Inc Reports Results for Three and Six Months Ended September 30, 2013” and “Luxoft Announces Plans for Secondary U.S. Public Offering.” Copies of these documents are furnished as Exhibits 99.1 and 99.2 herewith.

The Company announced that the Board of Directors of the Company (the “Board”) has elected Messrs. Vladimir Morozov, Sergey Matsotsky and Dmitry Loshchinin as Directors of the Company and appointed Mr. Anatoly Karachinsky as the Chairman of the Board.  Mr. Brian Monk has resigned from the Board effective November 12, 2013. Following these changes the Directors of the Company are Messrs. Glen Granovsky, Thomas Reeve Pickering, Anatoly Karachinsky, Marc Kasher, Vladimir Morozov, Sergey Matsotsky and Dmitry Loshchinin.

The Company also announced that the Board has appointed Mr. Marc Kasher as a member and Mr. Anatoly Karachinsky as the Chairperson of the Compensation Committee of the Company (the “Compensation Committee”) effective November 12, 2013. The current members of the Compensation Committee are Messrs. Glen Granovsky, Anatoly Karachinsky, Thomas Reeve Pickering and Marc Kasher. Further, the Board appointed Mr. Marc Kasher as the Chairperson and Mr. Vladimir Morozov as a member of the Audit Committee of the Company (the “Audit Committee”).  Mr. Glen Granovsky has resigned from the Audit Committee effective November 12, 2013.  Following these changes the members of the Audit Committee are Messrs. Thomas Reeve Pickering, Marc Kasher and Vladimir Morozov.

The brief profiles of the newly appointed members of the Board are as follows:

Dmitry Loshchinin, 46, has served as the Company’s Chief Executive Officer since its inception in 2000. Mr. Loshchinin started his professional career as a software engineer in the early 1990’s in Germany. Before joining us, Mr. Loshchinin served in management roles within leading software companies including Kerntechnik, Entwicklung, Dinamyk GmbH (KED), Siemens Nixdorf Informationssysteme, AG (SNI), and IBM Corp. In 1998, Mr. Loshchinin joined IBS Group, where he successfully implemented the ‘‘SAP R/3’’ enterprise resource planning software practice before taking charge of IBS Group’s initiative to offer offshore software services. This initiative eventually became Luxoft. Mr. Loshchinin holds a Master of Science degree in applied mathematics from Moscow State University and completed an executive education program at the University of Pennsylvania’s Wharton School of Business.

Vladimir Morozov, 57, has been a Chief Operating Officer of IBS Group since 1998.  He is responsible for executive and operational aspects, including internal project and workflow management within IBS IT and the overall Group. Prior to that, he worked at the Research Institute for Systems Development and then held executive positions with several service companies in Russia. Vladimir Morozov graduated from the computer engineering and cybernetics department of Moscow State University.  He holds a Ph. D degree in mathematics.

Sergey Matsotsky, 51, is a co-founder and Senior Vice-President of IBS Group and Chief Executive Offices of IBS IT Services. He is  in charge of IBS Group’s strategic development and also provides centralized management of large-scale IT projects. Prior to co-founding IBS Group in 1992, he served as a commercial director of a large Russian IT company. Mr. Matsotsky graduated from Gubkin Institute of Oil and Gas.  He holds a Master of Science degree in applied mathematics. Mr. Matsotsky has been recognized in Russia among the top ten of the most influential persons in the domestic computer market and as the person who has contributed the most to the local and international IT industry.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC
Date: November 12, 2013	By:	/s/ Roman Yakushkin
Name: Roman Yakushkin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated November 12, 2013 titled “Luxoft Holding, Inc Reports Results for Three and Six Months Ended September 30, 2013”

99.2	Press Release dated November 12, 2013 titled “Luxoft Announces Plans for Secondary U.S. Public Offering”